SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 22 March 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland Group Trading Update

Bank of Ireland is issuing the following trading update before its March 2005 year end close period.

John O'Donovan, Group Chief Financial Officer, will host a conference call at 9.00a.m. GMT today, 22nd March 2005.

Dial in arrangements and individual contact arrangements are detailed below.

Overview

Our performance in 2004/05 is strong and we expect alternative earnings per share to grow by circa 7% for the year to March 2005 or by circa 9% excluding the impact of the Group's investment in the UK Post Office Financial Services. We are comfortable with market consensus expectations of 113 cent in alternative earnings per share compared to 106.7cent in 2003/04.

We are well positioned in strongly performing economies and our current business flows provide confidence that our positive performance will be maintained.

Commenting on the trading update Brian Goggin Group CEO said:

"A strong performance is expected to deliver our 14th consecutive year of profit growth and we continue to be very well positioned in growing markets. This strong performance, however, does not make us complacent. As you can see from our pre-close trading statement Bank of Ireland is embracing change from a position of strength. We plan to reduce our costs by an annual EUR120 million while also beginning to build a consolidated operating model, a model which will transform our support services and retail manufacturing infrastructure. This will enhance the competitiveness of the Bank of Ireland Group and enable us to capitalise on growth opportunities."

Update on Key Strategic Issues

Developing a competitive, lower-cost operating model:

As stated at our Interim Results announcement in November 2004 our intent is to reduce our costs and to change our operating model so as to provide the efficiency and flexibility to enhance our competitiveness and to capitalise on growth opportunities. Our immediate focus is on a programme of specific actions that will reduce our costs while also beginning to build a more consolidated operating model. This programme will consist of specific efficiency initiatives in our Retail business in Ireland, the streamlining of some Group support services and the consolidation of some processing activities currently dispersed throughout the Group.

Measured against the 2004/05 expected cost base we are targeting an annual reduction in costs of EUR120 million to be achieved over the next four years. This will consist of EUR30 million savings in 2005/06, increasing to EUR75 million in 2006/07, to EUR105 million in 2007/08 resulting in an annual reduction in costs of EUR120 million in 2008/09. A reduction of 2,100 in the Group's staff numbers is associated with this programme.

The rationalisation and implementation costs to achieve the savings are expected to amount to approximately EUR210 million. In addition, capital expenditure of circa EUR40 million is expected to be invested in technology and automation as part of the programme. Rationalisation and implementation costs of circa EUR115 million are expected to be expended in 2005/06.

The programme outlined above is in addition to initatives already underway including the Business Improvement Programme in the UK and the outsourcing of the supply of I.T. services to HP that commenced in April 2004.

Review of UK businesses:

We have concluded the sale of our financial advice business, Chase de Vere.

We also stated in November 2004 that we were reviewing the future options for the non-mortgage elements of Bristol & West (i.e. the physical branch network and associated deposit base). We have received expressions of interest in respect of this network from a number of interested parties. We are in the process of evaluating these expressions of interest as part of the review of all of the options for this business.

Our strategy in the UK is to focus on Business Banking (including our retail operations in Northern Ireland), Mortgages and Consumer Banking which will be primarily through our joint venture with the UK Post Office.

Divisional Performance:

Retail Republic of Ireland

Retail Republic of Ireland expects to report very strong results, with profit before tax growing by circa 17%. This is driven largely by circa 23% growth in lending volumes with mortgage lending up by circa 26% and Business Banking lending up circa 22% while strong resources growth of around 12% is expected to be achieved.

Bank of Ireland Life

The Life Business continues its excellent performance, and expects to grow operating profits (profit after distribution costs and allocated overheads) by 17%, while increasing its share of the Life and Pensions market by 3% based on market information for 12 months to December 2004. The investment variance which is the mark to market of the embedded value was a positive EUR15 million at 17th March 2005.

Wholesale Financial Services

Profit before tax in Wholesale Financial Services is expected to grow by circa 10%. Lending volumes are expected to be up by circa 25% in Corporate Banking and we are continuing to expand our highly skilled lending teams. Due to the change in the general interest rate cycle Global Markets experienced more challenging trading conditions and will not repeat the exceptional gains achieved in the prior year. Other businesses within Wholesale Financial Services are expected to deliver strong performances.

UK Financial Services

UKFS is expected to achieve growth of circa 2% in profit before tax on a constant currency basis. This includes a release from NDSP of GBP10 million, and the negative impact of mortgage back book re-pricing. Mortgage lending growth of 9% and business lending growth of 18% is expected. Costs are being tightly controlled with the Business Improvement Programme delivering on target.

UK Post Office Financial Services

Performance is in line with financial projections. Operating losses together with goodwill amortisation are expected to be circa GBP38m (our share GBP24m which includes goodwill amortisation of GBP8m) and is in line with previous guidance that alternative earnings per share will be negatively impacted by circa 3 cent for the year. Six product lines are now being offered through the UK Post Office network with further products in the pipeline for the coming year.

Asset Management Services

Asset Management Services expects profit before tax, to fall by circa 8% compared to March 2004. BIAM continues to experience specific challenges primarily relating to the relative underperformance of the North American EAFE product with consequent mandate losses. Assets under management in BIAM are expected to have fallen by circa EUR10 billion compared to the March 2004 level of EUR57.5bn.

A full-year impact of the actual outflows, which are comprised mainly of specialist equity mandates, on profit before tax will be circa EUR3.2 million for each EUR1 billion change in assets under management.

Bank of Ireland Group Performance:

We expect alternative earnings per share to grow by circa 7% for the year to March 2005 or by circa 9% excluding the impact of the Group's investment in the UK Post Office Financial Services. Profit before tax and exceptional items, is set to increase by circa 5% or by 10% excluding the impact of the Group's investment in the UK Post Office Financial Services.

The Group continues to take advantage of the strong economies in which it operates. Group lending volumes have risen by circa 16%, with mortgage lending in Ireland expected to be up 26% and in the UK up 9% and business banking lending set to increase by circa 22% and circa 18% in Ireland and the UK respectively.

Net Interest income is expected to increase by circa 9% with the Group's net interest margin expected to fall by circa 20bps for the year to March 2005. The major influences affecting margin attrition are the UK mortgage back book re-pricing, the change in funding mix and the low interest rate environment.

We expect non-interest income to grow by circa 2% this year, reflecting lower fee income from Bank of Ireland Asset Management and the inclusion in the prior year of a change in the discount rate of EUR19 million in our Life business.

Excluding the impact on cost growth of the investment in the UK Post Office joint venture both costs and income are expected to grow by circa 6% reversing the negative 2% cost/income jaws reported in the half year to September 2004. Total costs, including the investment in the UK Post office Financial Services, are expected to show an increase of circa 9% year on year.

The expected loan loss charge of circa 11bps (14bps in the year to March 2004) had the benefit of a draw down from the NDSP provision of EUR27 million (EUR39 million in the year to March 2004).

Asset quality across the Group is strong. Balances-under-provision figures are expected to show an improvement on the March 2004 position. Profit before tax and alternative earnings per share outlooks in this statement exclude a special release from general loan loss provisions of EUR100 million arising from a review of loan loss provisions on our Balance Sheet.

Contact details:-
John O'Donovan Group Chief Financial Officer           +353 1 632 2054
Fiona Ross     Head of Group Investor Relations        +353 1 604 3501
Dan Loughrey   Head of Group Corporate                 +353 1 604 3833
               Communications

Conference Call Dial-in Details:

    Irish participants please dial: 1800 300 213
    International participants please dial: + 44 (0) 1452 56 2716

Post Conference Call Arrangements:
The conference call will be available in Digital Replay. To access the recording:

    Please dial: +44 (0) 1452 55 00 00
    The Digital Replay Security code is: 4783520#
    This service will be available 1 hour after the call and will be available until 29th March 2005

A recording of the call will be available later in the afternoon of the 22nd of March 2005 on our website: www.bankofireland.ie/investor

This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 22 March 2005